UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549	SEC FILE NUMBER
000-21777
FORM 12b-25	CUSIP NUMBER
NOTIFICATION OF LATE FILING	38115J100

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR

☐ Form N-CSR

For Period Ended: September 30, 2017

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:________________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

Golden Queen Mining Co. Ltd.
Full name of Registrant

N/A
Former Name if Applicable

#2300 – 1066 West Hastings Street
Address of Principal Executive Offices (Street and Number)

Vancouver, British Columbia, V6E 3X2
City, State and Zip Code

PART II – RULES 12b-25(b) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file, without unreasonable effort or expense, its Form 10-Q Quarterly Report for the period ended September 30, 2017, within the timeframe set forth for an accelerated filer because of unexpected delays in the internal review process of the quarterly report.  The Registrant notes however that it now qualifies to begin reporting as a smaller reporting company as of June 30, 2017, and will be filing by the deadline for smaller reporting companies and checking the correct box on the cover page to its Form 10-Q to note its change in reporting status.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Brenda Dayton	778	373-1557
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Golden Queen Mining Co. Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2017	By:	/s/ Guy Le Bel
Guy Le Bel, Chief Financial Officer

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